Notice to ASX 18 May 2022 Bank of America Global Metals, Mining & Steel Conference Rio Tinto Chief Executive Jakob Stausholm presented at the Bank of America Global Metals, Mining & Steel Conference in Miami at 10.00am (ET) on 17 May 2022. The presentation is attached and is also available at https://www.riotinto.com/invest/presentations/2022/boa- metals-mining-steel-2022, along with the webcast replay. EXHIBIT 99.9

Notice to ASX/LSE Page 2 of 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com

Jakob Stausholm Grow, decarbonise and deliver attractive shareholder returns Bank of America Global Metals, Mining & Steel conference Miami, 17 May 2022 Saguenay, Canada

©2022, Rio Tinto, All Rights Reserved 2 Cautionary and supporting statements This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (together with their subsidiaries, “Rio Tinto”). By accessing/attending this presentation you acknowledge that you have read and understood the following statement. Forward-looking statements This presentation includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward- looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to: an inability to live up to Rio Tinto’s values and any resultant damage to its reputation; the impacts of geopolitics on trade and investment; the impacts of climate change and the transition to a low-carbon future; an inability to successfully execute and/or realise value from acquisitions and divestments; the level of new ore resources, including the results of exploration programmes and/or acquisitions; disruption to strategic partnerships that play a material role in delivering growth, production, cash or market positioning; damage to Rio Tinto’s relationships with communities and governments; an inability to attract and retain requisite skilled people; declines in commodity prices and adverse exchange rate movements; an inability to raise sufficient funds for capital investment; inadequate estimates of ore resources and reserves; delays or overruns of large and complex projects; changes in tax regulation; safety incidents or major hazard events; cyber breaches; physical impacts from climate change; the impacts of water scarcity; natural disasters; an inability to successfully manage the closure, reclamation and rehabilitation of sites; the impacts of civil unrest; the impacts of the Covid-19 pandemic; breaches of Rio Tinto’s policies, standard and procedures, laws or regulations; trade tensions between the world’s major economies; increasing societal and investor expectations, in particular with regard to environmental, social and governance considerations; the impacts of technological advancements; and such other risks identified in Rio Tinto’s most recent Annual Report and accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this report. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Nothing in this presentation should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share. Disclaimer Neither this presentation, nor the question and answer session, nor any part thereof, may be recorded, transcribed, distributed, published or reproduced in any form, except as permitted by Rio Tinto. By accessing/ attending this presentation, you agree with the foregoing and, upon request, you will promptly return any records or transcripts at the presentation without retaining any copies. This presentation contains a number of non-IFRS financial measures. Rio Tinto management considers these to be key financial performance indicators of the business and they are defined and/or reconciled in Rio Tinto’s annual results press release, Annual Report and accounts in Australia and the United Kingdom and/or the most recent Annual Report on Form 20-F filed with the SEC or Form 6-Ks furnished to, or filed with, the SEC. Reference to consensus figures are not based on Rio Tinto’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, Rio Tinto. The consensus figures do not necessarily reflect guidance provided from time to time by Rio Tinto where given in relation to equivalent metrics, which to the extent available can be found on the Rio Tinto website. By referencing consensus figures, Rio Tinto does not imply that it endorses, confirms or expresses a view on the consensus figures. The consensus figures are provided for informational purposes only and are not intended to, nor do they, constitute investment advice or any solicitation to buy, hold or sell securities or other financial instruments. No warranty or representation, either express or implied, is made by Rio Tinto or its affiliates, or their respective directors, officers and employees, in relation to the accuracy, completeness or achievability of the consensus figures and, to the fullest extent permitted by law, no responsibility or liability is accepted by any of those persons in respect of those matters. Rio Tinto assumes no obligation to update, revise or supplement the consensus figures to reflect circumstances existing after the date hereof.

Global Industrial Production (% YoY Growth) Q1 19 Q2 19 Q3 19 Q4 19 Q1 20 Q2 20 Q3 20 Q4 20 Q1 21 Q2 21 Q3 21 Q4 21 Q1 22 (est.) ©2022, Rio Tinto, All Rights Reserved 3 Our unpredictable world Source: Rio Tinto Market Analysis, Oxford Economics 2021 prices far exceeded May 2020 expectations “A crisis like no other, an uncertain recovery” – IMF, June 2020 “Is a commodities supercycle underway?” – The Economist, June 2021 258 422 200 250 300 350 400 450 1,677 2,480 1500 1700 1900 2100 2300 2500 2700 112 160 100 110 120 130 140 150 160 170 Copper (c/lb) Aluminium ($/t) Iron Ore CFR ($/t) 2021 ActualConsensus Average (May 2020) Consensus Range (May 2020)

©2022, Rio Tinto, All Rights Reserved 4 Mining & processing is essential for a low carbon future Aluminium total metal consumption1 (Mt) Copper total demand2 (Mt) Global crude steel production2 (Bt) Lithium (LCE*) total demand3 (Mt) Demand for metals boosted by action on climate change supported by ongoing population growth and urbanisation Often no alternatives to steel, aluminium, copper and minerals from primary sources even with circular economy Rio Tinto to benefit from the extra demand for metals and minerals needed to tackle climate change Helping to meet society’s needs 1 CRU International | 2 Wood Mackenzie | 3 Benchmark Mineral Intelligence. Lithium forecast for 2040 | *LCE: Lithium Carbonate Equivalent 95 174 2021 2050 31 57 2021 2050 1.9 2.3 20502021 0.5 5.8 2021 2050

©2022, Rio Tinto, All Rights Reserved 5 Getting the right culture is essential for successful execution Strengthening relationships with communities and Traditional Owners Living our values: Care, Courage, Curiosity Creating a safe, respectful and inclusive work environment; Implementing all 26 recommendations from the Everyday Respect report Empowering the front line through Rio Tinto Safe Production System Build trust and grow through controlled risk-taking Extensive Leadership Development Greater trustMore humane Less hierarchical

A stronger Rio Tinto is emerging

Best operator

Three years fatality free, 0.33 AIFR in Q1 2022

Evolving our culture

RTSPS*: Significant step up in programme of work for 2022

Enhancing **operating and leadership capabilities**

Impeccable ESG credentials

Ambitious GHG emissions targets; -15% by 2025 and -50% by 2030

ELYSIS™ successfully produced aluminium without any direct GHG emissions

Climate partnerships with: InoBat, POSCO, BlueScope, RESOLVE, Carbfix

Critical minerals from waste

Excel in development

Oyu Tolgoi underground project: reset relationship with partners and commenced operations

Rincon lithium acquisition for $825m, completed in Q2

First production from main plant at Gudai-Darri, Pilbara expected in Q2

Social licence

Landmark Social, Cultural, Heritage Management plan in the Pilbara

Targeted investments in our Communities and Social Performance, ESG and climate teams

Established **Australian Advisory Group**

*Rio Tinto Safe Production System

RioTinto

©2022, Rio Tinto, All Rights Reserved

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©2022, Rio Tinto, All Rights Reserved 7 Excel in development: we are growing and innovating Gudai-Darri: most technologically advanced iron ore mine Innovating to find new ways to deliver the emerging materials the world needs First producer of high-quality scandium oxide in North America Element North 21: high purity scandium Sorel-Tracey, Canada Tellurium: one of two producers in the US Critical mineral used in solar panels Kennecott refinery, US

©2022, Rio Tinto, All Rights Reserved 8 Strong foundation for growth, decarbonisation and shareholder returns Outstanding foundation Clear objectives and strategy Compelling investment proposition - Long-life, low cost assets - All materials we produce are vital - Resilient cash flows through the cycle - Capital discipline - Robust balance sheet - Advantageous renewables position - World-class pipeline of projects - Best operator, Impeccable ESG, Excel in development, Strengthening our social licence - Accelerate our own decarbonisation - Grow in materials enabling the global energy transition - Develop products and services that help our customers to decarbonise - Unique resilience through the cycle - Attractive partner to our customers and host countries - Reduce risks by accelerating our own low-carbon transition - Deliver value-adding growth - Continue to pay attractive dividends in line with our policy